1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated June 25, 2002	4

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company's railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company's services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government"); (viii) the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company's control. With respect to the Company's property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company's ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company's control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: June 26, 2002

By:__________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

MTR Corporation Limited
(地鐵有限公司) (the "Company")

(Incorporated in Hong Kong with limited liability)

Shatin to Central Link railway project not awarded to the Company

The Company regrets to announce that the government of the Hong Kong Special Administrative Region (the "Government") has today informed the Company that the Government has decided not to award to the Company the right to construct and operate the proposed Shatin to Central Link railway project (the "Project").

As described in the prospectus dated 25th September, 2000 (the "Prospectus") (in particular, in the section entitled "Risk Factors"), issued in connection with the Company's privatisation, the Company expects that its revenues will be negatively affected by the operation of the Project by KCRC, after the Project becomes operational in 2008.

The Company believes that it submitted a highly competitive proposal for the Project. The Company's proposal included 9 different scheme alignments offering attractive combinations of transport benefits and cost efficiencies. As confirmed by Government, the Company's project costs were significantly lower than KCRC's.

All of the Company's proposals were able to achieve a project return equivalent to the Company's weighted average cost of capital plus a margin of 1% to 3%, being the commercial rate of return on investment in new rail projects required by the Company, as stated in the Prospectus, so as not to affect negatively shareholders' value. To achieve these levels of return the Company included in its proposals carefully designed property development schemes to complement the construction of the railway. Without these property developments, the Project would not have produced a commercial rate of return for the Company and would therefore not have been in the best interests of shareholders.

The Company notes that one of the principal reasons stated by Government for the award to KCRC was that the KCRC proposal did not require any funding support including any property development rights to be granted by the Government. The Company believes that KCRC's lack of requirement for property development is made possible by the diversion of passengers and revenue from the existing MTR system after the KCRC SCL opens. This was highlighted as a concern in the Company's proposal to Government.

The Company notes the Government's comment on commencing a feasibility study on a possible merger between the Company and KCRC.

In the meantime, the Company will focus on the completion of the Tseung Kwan O Extension which is expected to be in August of 2002 and the planning for other projects such as the Island Line Extensions, the South Island Line and the Penny's Bay Rail Link. In addition, the Company will consider ways of increasing revenue in future years to mitigate against the shortfall expected in 2008.

For MTR Corporation Limited
Leonard Bryan Turk
Secretary

Hong Kong, 25th June, 2002

地鐵公司 MTR Corporation